Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 30 June 2018

Quarterly Activities Report for the quarter ended 30 June 2018 HIGHLIGHTS Renewed focus on key initiatives, including R&D and global distribution Enhanced breast cancer test and new colon cancer test scheduled for launch in October Additional genetic screening products in development, including Prostate Cancer  Melanoma  Type 2 Diabetes Cardiovascular Disease Proposed demonstration projects under review with leading cancer and healthcare organisations in the US, Australia and Asia Distribution agreement for breast cancer screening tests into hospitals in China Collaboration with Project Shivom to support development of a new diabetes test for India Discussions underway with US telemedicine distributors Consumer-facing marketing launch to coincide with Breast Cancer Awareness month in October Melbourne, Australia, 31 July 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to provide its Quarterly Activities Report for the period ending 30 June 2018, together with the attached Appendix 4C. New Product Development As announced on 16 July, the Company is on schedule to introduce an enhanced version of our breast cancer screening test. The new test will provide an opportunity for doctors to improve their ability to assess a patient’s breast cancer risk. While the BRCA test is often conducted to determine a woman’s genetic risk of developing hereditary breast cancer, it only addresses the 15% of women who have a strong family history of the disease. Our current product, BrevaGenplus addresses the 85% women who do not have a strong family history and are at risk of developing sporadic breast cancer. Taken together, the combination of BrevaGenplus testing and BRCA testing will provide comprehensive coverage for both hereditary and sporadic breast cancer. As previously reported, the Company is on track to begin the commercialisation process for a new colon cancer screening test in October. A scientific validation study has been completed, the results of which confirm previously evaluated modelling data. Test design and identification of relevant reporting requirements are in progress. In addition to the above, the Company has commenced development of a suite of genetic screening tests targeting both cancer and non-oncological diseases, including: Prostate Cancer Melanoma Type 2 Diabetes Cardiovascular Disease The new risk assessment tests represent a significant market opportunity. There are 8.2 million deaths from cancer per annum, 17.7 million deaths due to cardiovascular disease and 1.6 million deaths due to diabetes (World Health Organisation). Colorectal cancer represents 12.3% of all new cancers diagnosed in Australia in 2018. It is a leading cause of cancer death and disability in Australia and the USA. (https://bowel-cancer.canceraustralia.gov.au/statistics) 1

Quarterly Activities Report for the quarter ended 30 June 2018 Research and Development Initiatives As announced on 1 May, GTG is part of a research team led by Professor John Hopper from The University of Melbourne’s Centre for Epidemiology and Biostatistics that was awarded a National Health and Medical Research Council (NHMRC) Partnership Grant. GTG’s Scientific Director, Dr Richard Allman is co-investigator on this award which aims to substantially improve breast cancer risk prediction as well as patient accessibility to genetic risk screening. As the sole commercial partner in this collaboration, GTG will have the right of first refusal to commercialise any new scientific discoveries. The Company has also initiated discussions with major cancer organisations in the US, Australia and Southeast Asia to develop pilot-scale programs for breast cancer genetic risk assessment screening. These organisations hold a long-term view to improve patient outcomes through the targeted application of healthcare resources. Unlike other tests on the market, GTG’s screening is clinically validated. As such, physicians in the US and other regions are authorised to recommend procedures and medications to address the needs of high-risk patients. This may include additional screening for individuals with an elevated risk of disease. Physicians can also rely on test results to clinically substantiate prescription of cancer preventative medication protocols. Demonstration projects with these organisations are targeted for regional rollout later this year. GTG continues to support the Shivom Project (Omix Ventures) as reported on 7 June. Shivom provides access to a large pool of data for research and has allowed us to expand our investigation into a risk assessment test for Type 2 Diabetes in India. Shivom’s blockchain platform is currently under development following their successful Initial Coin Offering that raised more than USD35M. GTG anticipates that the Shivom platform will be a distribution channel for existing and planned genetic risk screening tests. Global Distribution The Company is pursuing several strategic distribution partnerships to accelerate the adoption of our genetic screening tests in the US, Australia and Asia. GTG has appointed Swisstec Health Analytics to act as a non-exclusives distributor of our breast cancer screening tests into hospitals in Asia. Swisstec is a leading provider of medical imaging and healthcare IT solutions in Australia and Asia and have existing relationships with hospitals throughout the region. GTG is also in discussion with two major telemedicine providers in the US who can provide marketing, fulfilment and clinical support for customers as part of our consumer-initiated testing program in North America. In addition to our work with the Shivom Project, GTG continue to offer advisory support to blockchain platforms focussed on genetics, disease prevention and general health. As these projects present their platforms into new markets, we will work with them to offer genetic risk screening services as part of their overall offering to consumers. As part of our blockchain initiative, we are also working with Swisstec to develop a blockchain-enabled platform to address the retail market in Southeast Asia. Financial Snapshot Operational cash spend for the quarter was $1.3M and $6.4M for FY 2018, being $1.4M less than the previous corresponding full year period of $7.8M, representing an 18% reduction in annual cash spend. The Company’s modest cash receipts fell within the expected range during this time of strategic transition, as investment in R&D and development of distribution channels represent the major budgetary priorities for the Company. Lean management of administrative and other functional areas allow GTG to pursue commercial opportunities while maintaining a viable long-term financial strategy. As at 30 June 2018, the Company had $5.5M in cash. 2

Quarterly Activities Report for the quarter ended 30 June 2018 Signed on behalf of Genetic Technologies Limited Date: 31 July 2018 Dr Paul Kasian Chairman & Interim CEO 3

Appendix 4C
Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended ("current quarter")
17 009 212 328	30 JUNE 2018

Consolidated statement of cash flows		Current quarter $A'000	Year to date (12 Months) $A'000
1.	**Cash flows from operating activities**		
1.1	Receipts from customers	40	396
1.2	Payments for		
	(a) research and development	(37)	(307)
	(b) product manufacturing and operating costs	(44)	(140)
	(c) advertising and marketing	(83)	(414)
	(d) leased assets	-	-
	(e) staff costs	(614)	(3,102)
	(f) administration and corporate costs	(495)	(2,431)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	3	15
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	54	362
1.8	Other (provide details if material)	-	-
1.9	**Net cash from / (used in) operating activities**	**(1,176)**	**(5,621)**

2.	**Cash flows from investing activities**		
2.1	Payments to acquire:		
	(a) property, plant and equipment	-	(2)
	(b) businesses (see item 10)	-	-
	(c) investments	-	-

+ See chapter 19 for defined terms
1 September 2016
Page 1

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B (12 Months) + See chapter 19 for defined terms 1 September 2016 Page 2 4.Net increase / (decrease) in cash and cash equivalents for the period 4.1Cash and cash equivalents at beginning of quarter/year to date 4.2Net cash from / (used in) operating activities (item 1.9 above) 4.3Net cash from / (used in) investing activities (item 2.6 above) 4.4Net cash from / (used in) financing activities (item 3.10 above) 6,486 (1,176) - - 10,988 (5,621) (2) (10) 3.Cash flows from financing activities 3.1Proceeds from issues of shares 3.2Proceeds from issue of convertible notes 3.3Proceeds from exercise of share options 3.4Transaction costs related to issues of shares, convertible notes or options 3.5Proceeds from borrowings 3.6Repayment of borrowings 3.7Transaction costs related to loans and borrowings 3.8Dividends paid 3.9Other (provide details if material) 3.10Net cash from / (used in) financing activities - - - - - - - - - - - - (10) - - - - - - (10) Consolidated statement of cash flows Current quarter $A’000 Year to date $A’000 (d) intellectual property (e) other non-current assets 2.2Proceeds from disposal of: (a) property, plant and equipment (b) businesses (see item 10) (c) investments (d) intellectual property (e) other non-current assets 2.3Cash flows from loans to other entities 2.4Dividends received (see note 3) 2.5Other (provide details if material) 2.6Net cash from / (used in) investing activities - - - - - - - - - - - - - - - - - - - - - (2)

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B (12 Months) 6. Payments to directors of the entity and their associates 6.1 6.2 Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 6.3 Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2 7. Payments to related entities of the entity and their associates Aggregate amount of payments to these parties included in item 1.2 Aggregate amount of cash flow from loans to these parties included in item 2.3 7.1 7.2 7.3 Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 + See chapter 19 for defined terms 1 September 2016 Page 3 Current quarter $A'000 - - The amount included at Items 6.1 & 6.2 include $118,437 paid to Directors during the quarter in respect of fees and superannuation. Current quarter $A'000 118 - 5.Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Current quarter $A’000 Previous quarter $A’000 5.1Bank balances 5.2Call deposits 5.3Bank overdrafts 5.4Other (provide details) 5.5Cash and cash equivalents at end of quarter (should equal item 4.6 above) 5,487 - - - 6,486 - - - 5,487 6,486 Consolidated statement of cash flows Current quarter $A’000 Year to date $A’000 4.5Effect of movement in exchange rates on cash held 4.6Cash and cash equivalents at end of quarter 177 132 5,487 5,487

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B 8. Financing facilities available Add notes as necessary for an understanding of the position Loan facilities Credit standby arrangements Other (please specify) – Credit Card 8.1 8.2 8.3 8.4 Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well. + See chapter 19 for defined terms 1 September 2016 Page 4 10.Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above) Acquisitions Disposals 10.1Name of entity - - 10.2Place of incorporation or registration - - 10.3Consideration for acquisition or disposal - - 10.4Total net assets - - 10.5Nature of business - - 9.Estimated cash outflows for next quarter $A’000 9.1Research and development 9.2Product manufacturing and operating costs 9.3Advertising and marketing 9.4Leased assets 9.5Staff costs 9.6Administration and corporate costs 9.7Other (provide details if material) – Investments 9.8Total estimated cash outflows 162 50 125 - 800 1,089 250 2,476 Credit card facilities: 1. Secured - Bank of America, $34,000 facility with interest at 10.75% p.a. 2. Unsecured -National Australia Bank, $150,000 facility with interest at 12.65% p.a. Total facility amount at quarter end $A’000 Amount drawn at quarter end $A’000 - - - - 184 12

Appendix 4C Quarterly report for entities subject to Listing Rule 4.7B Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. This statement gives a true and fair view of the matters disclosed. 2 Sign here: ............................................................ Company secretary Kevin Fischer Date: 31 July 2018 Print name: Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report. If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 2. 3. + See chapter 19 for defined terms 1 September 2016 Page 5